INVEST IN **RED HAT COFFEE**

Canned oat milk lattes co-branded with Oatly



redhatcoffee.com Austin TX

Food · Main Street · Sustainability · Product · Ecommerce

LEAD INVESTOR



Scott McNeely Vice President, Finance at WaterBridge

I have known the management team for well over a decade and they exude the grit, intelligence and integrity that I have seen in the most successful entrepreneurs during my time in investment banking and private equity. Combining this great leadership with a high quality, innovative product line made for an easy investment decision. Red Hat Coffee's focus on uniquely flavored cold brew oat milk lattes, made in partnership with Oatly, differentiates them from their competition. They have figured out a way to put a coffee shop specialty beverage into a grab-and-go format while still focusing on health and sustainability. The company has tremendous growth ahead of them and is uniquely positioned to do well in all retail channels. They have already proven that they can land major retail accounts such as Target, Whole Foods, and H-E-B, in major metropolitan markets (Southern California, NYC, Austin, etc.).

Invested $5,000 this round

Learn about Lead Investors

OVERVIEW DETAILS UPDATES 1 WHAT PEOPLE SAY 2 ASK A QUESTION

Highlights

1. 💰 Annualized revenue run rate of $800K in 2020. Projecting 2021 revenue between $1.3M-$2.6M.
2. 🥛 We partnered with Oatly and launched our oat milk lattes in June of 2020!
3. 🇺🇸 Product is on shelves in Southern California, Central Texas, and NYC.
4. 🎯 Authorized in ~225 Target stores that service a population of 30 million people in CA, NY, & TX.
5. 🛒 Launched in Target in 2018, Amazon (July 2020), H-E-B (January 2021), and Whole Foods (March 2021).
6. ☕ Our focus on uniquely flavored coffee beverages is in line with consumer desires.
7. Our health focused products are low in calories & sugar, gluten-free, dairy-free, all-natural.
8. ♻️ Oat milk puts us on a path to reach global climate goals of cutting greenhouse gas emissions.

Our Team



James Darenkamp Cofounder & CFO

Over 15 years of financial management & market analysis for Fortune 500 companies, operations & production consulting for craft breweries/distilleries, business development & account management for major retailers.

> We have simple goals that we aim for relentlessly: to make coffee delicious, to only use plant-based ingredients, and to spark delight in a daily routine, all while encouraging your creative endeavors along the way. We aim to create coffee that lifts your spirits while energizing you through your lively pursuits.



Ryan King Cofounder & CEO

Over 11 years in supply chain & logistics in the U.S. Navy, beverage production & formulation expertise, craft beverage consulting, distribution management for nationwide sales.

Pitch


RED HAT COFFEE
FUEL YOUR CREATIVITY
NITRO
ORIGINAL
PEANUT BUTTER
CHURRO

A GOAL FOR A SUSTAINABLE WORLD

WORKING TOWARDS A GREENER FUTURE

- GLASS OF DAIRY MILK (VS. GLASS OF OAT MILK):
  - 10X MORE LAND & WATER
  - 3X MORE EMISSIONS
- OAT MILK PUTS US ON A PATH TO REACH GLOBAL CLIMATE GOALS OF CUTTING GREENHOUSE GAS EMISSIONS BY 45% BEFORE 2030 AND REACH NET ZERO EMISSIONS BY 2050
- FUNDING NEEDED FOR GREENER PROJECTS & COMPANIES TO SUPPORT A SUSTAINABLE FUTURE


ENVIRONMENTAL IMPACT OF ONE GLASS (200ML) OF DIFFERENT MILKS
EMISSIONS (KG)
LAND USE (SQ M)
WATER USE (L)
DAIRY MILK
RICE MILK
SOY MILK
OAT MILK
ALMOND MILK
0.0 0.2 0.4 0.6
0.0 0.5 1.0 1.5
0 40 80 120

SOURCE: POORE & NEMECEK (2018), SCIENCE

WHY RED HAT COFFEE?

- WE SPECIALIZE IN UNIQUELY FLAVORED CANNED COLD BREW OAT MILK LATTES CO-BRANDED AND MADE WITH OATLY
- FOCUS ON HEALTH & SUSTAINABILITY
  - LOW CALORIE CONTENT
  - LOW SUGAR CONTENT
  - GLUTEN-FREE
  - DAIRY-FREE, USE OF SUSTAINABLY SOURCED OAT MILK
  - ALL-NATURAL INGREDIENTS
- ALL PRODUCTS ARE SHELF STABLE WITH A 1 YEAR SHELF LIFE

CORE TEAM

RYAN KING



COFOUNDER, RED HAT COFFEE

OPERATIONS
PRODUCT DEVELOPMENT
BUSINESS DEVELOPMENT
STRATEGY

JAMES DARENKAMP



COFOUNDER, RED HAT COFFEE

FINANCE
MARKETING
BUSINESS DEVELOPMENT
STRATEGY

ADVISORS

- SAM ALEXANDER – CO-PACKING, OPERATIONS
  - CEO, THE CALIFORNIA SPIRITS COMPANY
- BRET JOHNSON – SALES, MARKETING, DISTRIBUTION
  - FOUNDER, B-FUSION LLC; FORMER VP AT ROCKSTAR, PABST BREWING COMPANY, LA LIBATIONS

COMPANY TIMELINE

- **2016** — BORN IN SAN DIEGO, CA
- **2017** — LAUNCHED COLD BREW COFFEE KEG PROGRAM IN SOUTHERN CALIFORNIA
- **2018** — NITRO COLD BREW CANS LAUNCHED IN SOUTHERN CALIFORNIA
- **2019** — OPENED RED HAT COFFEE TAPROOM IN SAN DIEGO
  -
  CLOSED TAPROOM IN Q4 TO FOCUS ON OAT MILK LATTES
- **2020** — LAUNCHED OATLY OAT MILK LATTES IN Q2
  -
  EXPANDED IN SOUTHERN CALIFORNIA, AUSTIN, NYC, & AMAZON

OPPORTUNITY SUMMARY

- HOW MUCH ARE WE RAISING?
  - RAISING $500K
- WHERE ARE WE TODAY?
  - 2020 REVENUE OF $208K, ANNUALIZED RR OF $800K
  - OUR RED HAT COFFEE BRAND CAN BE FOUND FROM CALIFORNIA TO NYC IN RETAILERS SUCH AS TARGET, H-E-B, WHOLE FOODS, AMAZON, INDEPENDENT GROCERY, AND CONVENIENCE STORES
- WHERE ARE WE GOING?
  - 2021 REVENUE (EST.) OF $1.9M (MID-CASE)
  - PRODUCT, MARKET, & RETAILER EXPANSIONS

*THIS SLIDE CONTAINS FUTURE LOOKING PROJECTIONS WHICH CANNOT BE GUARANTEED

WHERE TO PLAY & HOW TO WIN

- GEOGRAPHY FOCUS
  - MAJOR METRO AREAS SUCH AS SOUTHERN CALIFORNIA, NYC, AUSTIN
- TARGET MARKET
  - RED HAT COFFEE – GEN Z & MILLENNIALS, LEAN FEMALE, FOCUS ON UNIQUE FLAVORS, MADE AND CO-BRANDED WITH OATLY
- RETAILERS
  - BIG BOX – TARGET
  - HEALTH/GROCERY – WHOLE FOODS, H-E-B
  - CONVENIENCE – 7-ELEVEN, LOCAL
  - ONLINE – AMAZON, SHOPIFY
- DISTRIBUTION
  - UTILIZE CURRENT DISTRIBUTION NETWORK TO PUSH PRODUCTS TO RETAILERS AND ON-PREMISE ACCOUNTS

RETAILER & GEOGRAPHICAL FOOTPRINT

Target	SOUTHERN CALIFORNIA, CENTRAL TEXAS, NYC
Whole Foods Market	SOUTHERN CALIFORNIA, ARIZONA, NEVADA, HAWAII
H-E-B	CENTRAL TEXAS
Amazon	AVAILABLE NATIONWIDE (UNITED STATES)

DATA SUGGESTS INTEREST IN UNIQUE COFFEE FLAVORS


% OF RESPONDENTS
24%
35%
27%
38%
22%
29%
22%
36%
15%
22%
17%
27%
15%
18%
17%
21%
13%
19%
15%
22%
UNIQUE FLAVORS
EXTRA CAFFEINE
VITAMINS
IMMUNITY-BOOSTING INGREDIENTS
PROTEIN
ROASTED COFFEE CONSUMERS
RTD COFFEE CONSUMERS
SINGLE-CUP COFFEE CONSUMERS
SINGLE-CUP ESPRESSO CONSUMERS

BASE: 2,000 INTERNET USERS AGED 18+ | SOURCE: LIGHTSPEED/MINTEL (APR 2020)

DATA SUGGESTS INTEREST IN UNIQUE COFFEE FLAVORS (CONT)


UNIQUE FLAVORS (EG HORCHATA, LAVENDER)
37%
42%
EXTRA CAFFEINE
37%
35%


PROTEIN 28% 19%
VITAMINS 24% 25%
SINGLE-ORIGIN BEANS 22% 15%
NO SUGAR 20% 19%
IMMUNITY-BOOSTING INGREDIENTS 20% 26%
CAFFEINE-FREE 17% 18%
ANTIOXIDANTS 16% 22%
PREBIOTICS/PROBIOTICS 11% 18%
COLLAGEN 9% 14%
NONE OF THE ABOVE 25% 19%
% OF RESPONDENTS
MALE, 18-34
FEMALE, 18-34

BASE: 2,000 INTERNET USERS AGED 18+ | SOURCE: LIGHTSPEED/MINTEL (APR 2020)

INDUSTRY RTD COFFEE SALES


$3.5B
$3.0B
$2.5B
$2.0B
$1.5B
$1.0B
$0.5B
$0.0B
$1.7B
+12%
$1.9B
+16%
$2.2B
+23%
$2.7B
+15%
$3.1B
2015
2016
2017
2018
2019

2019 RTD COFFEE MARKET SIZE OF $3.1B

SOURCE: NIELSEN RETAIL MEASUREMENT SERVICES

- 2018-2019 YOY GROWTH OF 15%, OR $0.4B
- THIS GROWTH HAS BEEN DRIVEN BY A STREAM OF INNOVATIONS IN FLAVORS, INGREDIENTS, AND ARTISANAL BREWING TECHNIQUES

USES OF CAPITAL

- ALLOCATION OF CAPITAL
  - COGS – PRODUCTION COSTS INCLUDING, INGREDIENTS, CANS, PACKAGING
  - SALES REPS – LA, NYC
  - VP OF SALES – SALES STRATEGY, NATIONAL ACCOUNTS
  - MARKETING – PROMOTIONS, FREE FILLS, AD CAMPAIGNS
- USES OF CAPITAL WILL ACHIEVE:
  - ECONOMIES OF SCALE TO REDUCE COGS
  - INCREASE IN ACCOUNTS
  - GROWTH IN BRAND AWARENESS


ALLOCATION %
70%
15%
10%
5%
COGS
SALES REPS
VP OF SALES
MARKETING

2021 FINANCIAL PROJECTIONS

	LOW CASE	MID CASE	HIGH CASE
REVENUE	$1,309,090	$1,875,182	$2,556,263
COGS	$906,293	$1,105,877	$1,424,531
GROSS MARGIN	$402,797	$769,306	$1,131,732
GM %	*31%*	*41%*	*44%*
OPEX	$468,425	$534,017	$595,000
OPERATING PROFIT	($65,628)	$235,289	$536,732
OP. PROFIT %	*-5%*	*13%*	*21%*
CASH FLOW	($428,599)	($174,856)	($23,782)

UNIT / ULE METRICS (MID CASE)

- CANS / YEAR – 1.0M
- PALLETS / YEAR – 318

P&L METRICS (MID CASE)

- REVENUE – $1.9M
- GROSS MARGIN – $0.8M
- GROSS MARGIN % – 41%
- OP. PROFIT – $0.2M

**THIS SLIDE CONTAINS FUTURE LOOKING PROJECTIONS WHICH CANNOT BE GUARANTEED*

THE OPPORTUNITY

- RAISING $500K
- CAPITAL WILL BE USED TO FUND COGS, KEY HIRES, AND MARKETING
- THIS FUNDING ROUND WILL BE SUFFICIENT TO SUSTAIN THE ORGANIZATION WELL INTO 2021
- FUTURE FUNDING ROUNDS MAY BE INITIATED TO FUND FURTHER EXPANSION OF PRODUCTS, MARKETS, AND RETAILERS

APPENDIX

RED HAT COFFEE

FUEL YOUR CREATIVITY

- PRODUCT LINE
  - CO-BRANDED OATLY BASED CANNED OAT MILK LATTES
  - UNIQUE FLAVOR OFFERINGS – CHURRO, PEANUT BUTTER, S'MORES, ORIGINAL
- WHERE WE PLAY
  - MASS MERCHANDISERS (TARGET), GROCERY, C-STORES
- DISTRIBUTION FOOTPRINT
  - CALIFORNIA, CENTRAL TEXAS, NYC
- TARGET MARKET
  - GEN Z & MILLENNIALS, 18-35 YEARS OLD
  - FEMALE BRANDING EMPHASIS

RETAIL ACCOUNT MAPS

SOUTHERN CALIFORNIA



AUSTIN, TX



NEW YORK, NY



AS OF OCTOBER 2020

CURRENT PRODUCT LINEUP

ORIGINAL

COMBINES MODERN INGREDIENTS WITH TRADITIONAL FLAVOR. COLD BREW COFFEE MIXED WITH OATLY OAT MILK CREATES A SMOOTH AND FROTHY LATTE EXPERIENCE.

INGREDIENTS: OATLY, PURIFIED WATER, COLD BREW COFFEE

TASTING NOTES: CREAMY, NUTTY

CHURRO

SATISFIES YOUR TASTE BUDS WITH HINTS OF RICH CINNAMON AND BROWN SUGAR IN COMBINATION WITH COLD BREW COFFEE AND SMOOTH OATLY OAT MILK.

INGREDIENTS: OATLY, PURIFIED WATER, COLD BREW COFFEE, BROWN SUGAR, NATURAL FLAVORS

TASTING NOTES: RICH TASTING, CREAMY, HINTS OF WARM SPICES

PEANUT BUTTER

PROVIDES HINTS OF NUTTY FLAVOR IN COMBINATION WITH COLD BREW COFFEE AND AND CREAMY OATLY OAT MILK.

INGREDIENTS: OATLY, PURIFIED WATER, COLD BREW COFFEE, POWDERED PEANUT BUTTER, BROWN SUGAR, SALT

TASTING NOTES: NUTTY, CREAMY, LIGHTLY SALTED


NITRO
ORIGINAL
OAT MILK LATTE
OATLY!
NITRO
CHURRO
OAT MILK LATTE
OATLY!
NITRO
PEANUT BUTTER
OAT MILK LATTE
OATLY!

70 CALORIES, 3G OF SUGAR | 90 CALORIES, 9G OF SUGAR | 110 CALORIES, 8G OF SUGAR

2021 PRODUCT RE-BRANDING (2021 Q2 LAUNCH)


Red Hat COFFEE
CHURRO
OAT MILK LATTE
Red Hat COFFEE
PEANUT BUTTER
OAT MILK LATTE
Red Hat COFFEE
S'MORES
OAT MILK LATTE
Red Hat COFFEE
ORIGINAL
OAT MILK LATTE

OATLY! VEGAN DAIRY FREE GLUTEN FREE

RED HAT COFFEE HAS PARTNERED WITH OATLY!

- WE ARE THE ONLY RTD CANNED OAT MILK LATTES MADE WITH AND CO-BRANDED WITH OATLY
- SUPPLIER & LICENSING AGREEMENT INCLUDES USE OF OATLY NAME & LOGO FOR:
  - CO-BRANDED PRODUCTS
  - MARKETING
  - PROMOTIONAL MATERIALS
  - SOCIAL MEDIA
  - WEBSITE






TOTALLY OAT-SOME!
THE ORIGINAL
OAT-LY!
THE ORIGINAL
OAT-LY!
THE ORIGINAL
OAT-LY!
WHY OATLY?
OATLY IS THE GLOBAL MARKET LEADER IN THE OATMILK CATEGORY
SALES OF $200M (2019) WITH PLANS TO DOUBLE TO $400M BY 2021*
MORE SUSTAINABLE THAN OTHER PLANT-BASED MILKS
CLOSEST ALTERNATIVE TO DAIRY WHEN USED IN COFFEE*
RECEIVED $200M IN FUNDING FROM BLACKSTONE TO FUEL EXPANSION
*FORBES


OATLY SALES PERFORMANCE
4-WEEK SALES $ GROWTH*
600%
500%
400%
300%
200%
100%
0%
42%
345%
412%
OTHER
Dairy Alternatives
Oatly
Oatmilk
52-WEEK SALES $ GROWTH*
600%
500%
400%
300%
200%
100%
0%
9%
458%
545%
OTHER
Dairy Alternatives
Oatly
Oatmilk
We promise to be a good company.
OATLY SALES ($) GREW 458% OVER THE PRIOR 52 WEEKS*
*SOURCE: OATLY, FOR PERIOD ENDING 3/21/20